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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9
    SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No.     )

                             NAPA NATIONAL BANCORP
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                            (Name of Subject Company)



                             NAPA NATIONAL BANCORP
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                      (Name of Person(s) Filing Statement)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                  630 35P 101
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                      (CUSIP Number of Class of Securities)

                               Mr. Brian J. Kelly
                             Napa National Bancorp
                                901 Main Street
                             Napa, California 94559
                                 (707) 257-2440
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  (Name, Address and Telephone Number of Person Authorized to Receive Notices
         and Communications on Behalf of the Person(s) Filing Statement)

                                With a copy to:

                            Jonathan D. Joseph, Esq.
                          Pillsbury Madison & Sutro LLP
                                P.O. Box 7880
                            San Francisco, CA 94120
                                (415) 983-1000

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Item 1.   Security and Subject Company.
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          The name of the subject company is Napa National Bancorp (the
          "Company"). The address of the principal executive offices of the Company is 901 Main Street, Napa, California 94559. The title of the class of equity securities to which this statement relates is the Common Stock of the Company (the "Common Stock").

Item 2.   Tender Offer of Bidder.
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          This statement relates to the tender offer disclosed in a Schedule
          14D-1 dated July 25, 1996 (the "Schedule 14D-1") of the Napa National Bancorp Stock Participation Plan (the "ESOP" or "Bidder") to purchase up to 20,000 shares of Common Stock at a net selling price of $14.50 per share payable to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 25, 1996 and the related Letter of Transmittal (the "ESOP Offer"). The
          Schedule 14D-1 states that the principal executive offices of the Bidder are located at 809 Coombs Street, Napa, California 94559.

Item 3.   Identity and Background.
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          (a)     The person filing this statement is the Company, the address of which is set forth in Item 1 above.

          (b)(1) To the best knowledge of the Company, there are no material contracts, agreements, arrangements or understandings between the Company, its executive officers, directors or affiliates, on the one hand, and the Bidder, its executive officers, directors or affiliates, on the other hand.

           (b)(2) There may be actual or potential conflicts of interest in connection with the ESOP Offer, which conflicts of interest arise out of the following circumstances:

                  (i) As the ESOP is an employee stock ownership benefit plan for employees of the Company, employees and executive officers of the Company will be direct beneficiaries of the purchases of Common Stock by the ESOP;

                  (ii) Messrs. C. Richard Lemon and George M. Schofield, as co-trustees of the ESOP ("Co-Trustees"), owe a fiduciary duty to the ESOP and its beneficiaries, while, as directors of the Company, they owe a fiduciary duty to the Company and its shareholders;

                  (iii) The directors of the Company (including Messrs. Lemon and Schofield) are elected by a majority vote of the Company's outstanding Common Stock, 69.7% of which was held of record by Mr. W. Clarke Swanson, Jr., as of May 10, 1996;

                  (iv) The ESOP and the Co-Trustees may be deemed to be affiliates of the Company;

                  (v) The President and Chief Operating Officer of the Company, who is also a member of the Board of Directors of the Company, is the largest beneficiary under the ESOP;

                  (vi) Director Joseph G. Peatman is the business partner of Director C. Richard Lemon.

          To the best knowledge of the Company, there are no other actual or potential conflicts of interest between the Company, its executive officers, directors or affiliates, on the one hand, and the Bidder, its executive officers, directors or affiliates, on the other hand.

                                       -1-

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Item 4.   The Solicitation or Recommendation.
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          (a)     At a meeting of the Board of Directors of the Company held on
                  July 16, 1996, the Board carefully considered many factors which it deemed relevant in connection with the ESOP Offer, including the terms and conditions of the ESOP Offer and other matters, as well as the advice of its legal advisor. See Item
                                                                        ---
                  4(b) below. By Unanimous Written Consent dated August 8, 1996, the Board of Directors resolved that the Board shall express no opinion and remain neutral with respect to the tender offer.

          (b) In reaching the conclusion referred to in Item 4(a), the Board took into account many factors which it deemed relevant in connection with the ESOP Offer, including, without limitation:

                  (i) the Board's conclusion that the ESOP undertook the ESOP Offer independently of the Company; and

                  (ii) that the terms and conditions of the ESOP Offer may or may not be viewed by shareholders of the Company as favorable, depending on each shareholder's investment goals and each shareholder's views about the Company, the banking industry generally, the economy and certain other factors considered relevant to the investment decision posed by the ESOP Offer.

Item 5.   Persons Retained, Employed or to Be Compensated.
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          The independent appraisal firm of Alex Sheshunoff and Company
          ("Sheshunoff") was retained by the ESOP Committee of the Board of Directors of the Company for the purpose of appraising the fair market value of the shares of Common Stock of the Company owned by the ESOP as of December 31, 1995. Sheshunoff was paid a one-time fee of $2,000 for performing its appraisal services, and the Company placed no restrictions or limitations upon Sheshunoff during the performance of its appraisal function. In its valuation dated
          March 21, 1996 (the "Valuation"), Sheshunoff determined that the market approach was the most relevant and useful indicator of fair market value of the shares of Common Stock owned by the ESOP. Utilizing this methodology, Sheshunoff determined, after taking into account the Company's profitability, size, market share, recently instituted dividend policy and other factors, including the fact that the Company's book value per share (on a fully diluted basis) at December 31, 1995 was $9.62, that the shares of Common Stock of the Company owned by the ESOP had a fair market value of $14.50 per share as of December 31, 1995.

          A copy of the Valuation rendered by Sheshunoff was filed as an exhibit to and incorporated by reference in the Schedule 14D-1.

Item 6.   Recent Transactions and Intent with Respect to Securities.
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          (a)     To the Company's knowledge, no transactions in shares of
                  Common Stock have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company.

          (b) To the Company's knowledge, none of the Company's executive officers, directors, affiliates or subsidiaries presently intends to tender shares of Common Stock to the Bidder pursuant to the ESOP offer.

Item 7.   Certain Negotiations and Transactions by the Subject Company.
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          Not applicable.

                                       -2-

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Item 8.   Additional Information to be Furnished.
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          Not applicable.

Item 9.   Material To Be Filed as Exhibits.
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          Exhibit 20.1 -     Position Statement of Napa National Bancorp (dated
                             August 9, 1996).


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                                    SIGNATURE
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      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated:  August 8, 1996.

                                    Napa National Bancorp



                                    By:              /s/ BRIAN J. KELLY
                                         -----------------------------------
                                                     Mr. Brian J. Kelly
                                         President and Chief Operating Officer

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